390 Interlocken Crescent. Suite 900
Broomfield, Colorado 80021

May 17, 2006

Ms. Barbara C. Jacobs
Assistant Director

Ms. Anne Nguyen
Special Counsel

Mr. Daniel Lee
Special Counsel

United States
Securities and Exchange Commission
Room 4561s
Washington, D.C. 20549

Re:	Cardinal Communications, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 2, 2006
File No. 1-15383

Dear Ms. Jacobs,

Thank you very much for your comments. We appreciate your and your staff’s efforts in reviewing our Preliminary Proxy Statement. We will take your comments in order of your letter.

Comment 1.

Preliminary Proxy Statement on Schedule 14A

1.    We note you currently have outstanding and unresolved comments with respect to your Form 10-K for the year ended December 31, 2005.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Response 1.    We are in the process of formalizing our responses to the comments with respect to our Form 10-K for the year ended, December 31, 2005, however after reviewing our responses that are in process we will not be amending any of our prior financial reports.

Comment 2.

Executive Compensation, page 19

2.
It does not appear that you have provided all the necessary disclosure pursuant to Item 8 of Schedule 14A and Item 402 of Regulation S-K. In particular, we note your disclosure on page 21 that a significant number of shares have been awarded under your 2005 plan. Accordingly, disclosure pursuant to Items 402© and (d) would be required with respect to any options granted to your named executive officers.

Response 2.    We appreciate your Comment 2 and are revising our Executive compensation disclosure to the following:

Executive Compensation

The following table sets forth in summary form the compensation received during each of the last three completed fiscal years by our Chief Executive Officer and each executive officer who received total salary and bonus exceeding $100,000 during any of the last three fiscal years.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

	Annual Compensation						Long-term Compensation
							Awards		Payouts
Name and principal position	Year	Salary $		Bonus $	Other Annual Compensation $		Restricted Stock Awards $	Securities Underlying options/SARs #	LTIP Payouts $	All Other Compensation

Edouard A. Garneau (a)	2005	$185,000	(1)		$38,400	(8)
Chief Executive Officer	2004	*
	2003	*

David Weisman (b)	2005	$205,000	(2)					17,500,000
Former Chairman of	2004	*
the Board and Former	2003	*
Chief Executive Officer

Douglas McKinnon (c)	2005	$180,000
Former Chief Executive	2004	$180,000						3,000,000
Officer	2003	$180,000	(3)

Craig Cook	2005	$150,000	(4)
Chief Administrative	2004	*
Officer	2003	*

Jeffrey Fiebig	2005	$180,000	(5)
Director and President of	2004	*
Sovereign Partners, LLC	2003	*

Byron Young	2005	$120,000	(6)		$1,277
Director and President of	2004	*
Connect Paging, Inc.	2003	*

Terry Zinsli	2005	$150,000	(7)
Chief Financial Officer	2004	*
Sovereign Partners, LLC	2003	*

David M. Loflin	2005	*
Former Chairman of the	2004	*
Board and former President	2003	$75,000	(9)

Kenneth J. Upcraft	2005	*
Former Executive Vice	2004	$109,142	(10)
President	2003	$150,000

Christopher K. Brenner	2005	*
Former Vice President	2004	*	(11)
Finance	2003	$120,000	(12)

* This employee or director was not employed by the Company during this year.

(a) Mr. Garneau was appointed Chief Executive Officer of the Company on November 4, 2005.

(b) Mr. Weisman was appointed Chief Executive Officer on April 18, 2005. Mr. Weisman resigned his positions as Chairman of the Board of Directors and Chief Executive Officer effective November 4, 2005.

(c) Mr. McKinnon left the Company in July 2005.

(1) $24,998 of Mr. Garneau’s salary amount was paid by the issuance of 1,503,170 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

(2) $89,690 of Mr. Weisman’s salary amount was paid by the issuance of 4,529,794 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(3) $95,500 of Mr. McKinnon's salary amount was paid by the issuance of 1,450,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(4) $23,709 of Mr. Cook’s salary amount was paid by the issuance of 1,171,840 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(5) $30,471 of Mr. Fiebig’s salary amount was paid by the issuance of 1,519,378 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(6) $16,879 of Mr. Young’s salary amount was paid by the issuance of 840,149 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(7) Approximately $32,150 of Mr. Zinsli’s salary amount was paid by the issuance of 1,607,490 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(8) Commissions earned as licensed Real Estate Broker.

(9) $75,000 of Mr. Loflin's salary amount was paid by the issuance of 1,300,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(10) $70,000 of Mr. Upcraft's salary amount was paid by the issuance of 1,150,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(11) Although Mr. Brenner was not employed by the company in 2004, he provided consulting services during this time.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

(12) $66,500 of Mr. Brenner's salary amount was paid by the issuance of 1,100,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

Comments 3, 4 and 5.

Proposal 3, page 25

3.
We note that a reverse stock split would result in the increased availability of authorized shares for your use. Please disclose whether you presently have any plans, proposals, or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions, and or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

4.
Please provide an illustrative chart indicating the impact of the proposed reverse split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also disclose the market price of your common stock as of a recent date.

5.
In light of the increase in available capital as a result of a possible reverse stock split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response 3, 4 and 5.    We do not have any plans for the proposed additional authorized shares. These are very good suggestions and we are revising our disclosure to the following:

PROPOSAL #3 - APPROVAL OF AMENDMENT TO AUTHORIZE A REVERSE SPLIT OF OUR COMMON STOCK.

The Company’s shareholders are being asked to authorize the Board of Directors, in its discretion, to amend the Company’s Articles of Incorporation to effect a “reverse split” of its issued and outstanding Common Stock (the “Reverse Split”) at any time prior to the next annual meeting of shareholders. By approving this proposal, the Board of Directors will be empowered to reverse split the Company’s Common Stock by choosing one of four ratios (the “split ratio”), namely one share for five shares, one share for ten shares, one share for twenty shares, or one share for thirty shares. If the Board of Directors decides to approve the Reverse Split, the determination of the ratio to be used will be made on the date of approval.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Reasons for the Reverse Split

The Company believes that under certain circumstances the decrease in the number of shares of Common Stock outstanding may make it more attractive to potential merger or acquisition candidates and may enhance its ability to raise capital through the financial markets and to return the Company's share price to a level that is typical of other public companies. However at this time, the Company does not have any arrangements, plans or proposals, written or otherwise, at this time to issue any of the contemplated additional authorized shares that would be a result of a reverse split of our common stock.

Criteria for Determining the Split Ratio

The criteria for determining the split ratio will be based upon a review, by the Board, of the capital structure of the Company including, shares and convertible instruments outstanding, shares price, general market conditions and the potential benefits from each of the options available.

There can be no assurance that the market price of the Common Stock immediately after the Reverse Split will be maintained for any period of time, or that the market price of the Common Stock after the proposed Reverse Split will exceed the current market price.

Effectiveness of the Reverse Stock Split and Mechanism for Share Exchange

If the Reverse Split is approved by the shareholders and effected by the Board of Directors, the Board of Directors will fix a record date for determination of shares subject to the Reverse Split. As of the date of this Proxy Statement, the Board of Directors has not fixed a record date for the Reverse Split.

If approved by the shareholders, the Reverse Split would become effective with the filing of an amendment to the Company’s Articles of Incorporation with the Nevada Secretary of State on any date selected by the Board of Directors, on or prior to the Company’s next annual meeting of shareholders. However, the Board of Directors reserves the right, even after shareholder approval, to forego or postpone filing the amendment if such action is determined not to be in the best interests of the Company and its shareholders. At our last annual meeting, the Board sought approval for a Reverse Split and determined that a split was not in the best interests of the Company and its shareholders prior to this year’s Annual Meeting and the shareholders previous authorization will lapse. If the Reverse Split is not implemented by the Board of Directors and effected by the next annual meeting of shareholders, the authority to file the amendment and effect the reverse split again will lapse. In such case, the Board of Directors will again seek shareholder approval at a future date for a reverse stock split if it deems it to be advisable at that time. A proposed “form” of amendment is attached hereto as Appendix A.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

If the Reverse Split is approved and the Board of Directors elects to effect the Reverse Split, then each share of Common Stock outstanding as of the record date chosen for the Reverse Split will immediately and automatically be changed, as of the effective date of the amendment, into a number which reflects the split ratio chosen by the Board of Directors. For example, if the Board of Directors approves a Reverse Split of one share for five shares, than each share of outstanding Common Stock will automatically be changed, as of the effective date of the Amendment, into one fifth of a share of Common Stock. In addition, proportional adjustments will be made to the maximum number of shares issuable under the Company’s equity plans, as well as the number of shares issuable upon exercise and the exercise price of the Company’s outstanding options and conversion of the Company’s Series A Stock and Series B Stock.

The following table illustrates the principal effects of the Reverse Split on the Common Stock:

	Shares Outstanding	Approximate number of	Approximate number of	Product of Reverse Split
	As of	Shares Outstanding	Shares Available for	Ratio and
Ratio	12-May-06	After Reverse Split	future issuance After	Market Price as of
		(1)	Reverse Stock Split	5/12/2006 ($0.02 per share)

Five for one	445,328,774	89,065,755	710,934,245	$0.10

Ten for one	445,328,774	44,532,877	755,467,123	$0.20

Twenty for one	445,328,774	22,266,439	777,733,561	$0.40

Thirty for one	445,328,774	14,844,292	785,155,708	$0.60

	Shares Reserved	Approximate number of
	for Issuanance	Shares Reserved
Ratio	as of	After Reverse Split
	May 12, 2006	(1)

Five for one	269,882,439	53,976,488

Ten for one	269,882,439	26,988,244

Twenty for one	269,882,439	13,494,122

Thirty for one	269,882,439	8,996,081

(1) Assumes the Effective Time occurred on the date of this proxy statement, and subject to adjustment resulting by the Company issuing whole shares in lieu of fractional shares.

Stockholders should recognize that if the Reverse Split is effectuated, they will own a fewer number of shares than they presently own, a number equal to the number of shares owned immediately prior to the Effective Time divided by the applicable ratio number, subject to adjustment for fractional shares, as described below

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

While the Company expects that the reduction in the outstanding shares of Common Stock as a result of the Reverse Split will result in an increase in the market price of the Common Stock, there can be no assurance that the Reverse Split will increase the market price of the Common Stock by the a multiple of the ratio or result in any permanent increase in the market price (which is dependent upon many factors, including, but not limited to, the Company's business and financial performance and prospects). Should the market price of the Common Stock decline after the Reverse Split, the percentage decline may be greater than would otherwise occur had the Reverse Split not been effectuated.

The number of authorized but unissued shares of Common Stock would increase from 354,671,226 to upwards of 785,155,708 (subject to the assumptions described in the table above). These shares may be issued by the Board of Directors in its discretion. If the Company issues additional shares subsequent to the Reverse Split, the dilution to the ownership interest of the Company's existing stockholders may be greater than would otherwise occur had the Reverse Split not been effectuated.

As described below, stockholders who would otherwise hold fractional shares after the Reverse Split will be entitled to whole shares in lieu of such fractional shares. These, however, are not the purposes for which the Company seeks to effect the Reverse Split, and the Company does not expect the Reverse Split will result in any material change in the number of stockholders nor their percentage ownership of equity.

Although the increased proportion of authorized but unissued shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Company's Board of Directors or contemplating a tender offer or other transaction for the combination of LivePerson with another company), the Reverse Split is not being proposed in response to any effort of which the Company is aware to accumulate shares of Common Stock or obtain control of the Company, nor is it part of a plan by management to recommend a series of similar amendments to the Company's Board of Directors and stockholders. Other than the Reverse Split, the Board of Directors does not currently contemplate recommending the adoption of any other amendments to the Company's Amended and Restated Certificate of Incorporation that could be construed to affect the ability of third parties to take over or change the control of the Company.

The Reverse Split will not affect the par value of the Common Stock. As a result, after the Effective Time, the stated capital on the Company's balance sheet attributable to the Common Stock will be reduced to by the ratio of its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of the Common Stock will be increased because there will be fewer shares of Common Stock outstanding.

The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. Instead, any fractional shares shall be rounded to the nearest whole share.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Management does not anticipate that the Company’s financial condition, the percentage ownership of management, the number of our shareholders, or any aspect of the Company’s business will materially change as a result of the Reverse Split. Because the Reverse Split will apply to all issued and outstanding shares of Common Stock and outstanding rights to purchase Common Stock or to convert other securities into Common Stock, the proposed Reverse Split will not alter the relative rights and preferences of existing shareholders.

Provided that the Reverse Split is approved by the shareholders and the Board of Directors fixes a record date and effects the Reverse Split, then the Company will notify each holder of record with instructions for the surrender and exchange of certificates.

Based on the foregoing discussion, the Board of Directors requests that shareholders approve the following resolutions in connection with the proposed Reverse Split:

RESOLVED, that the shareholders of the Company hereby authorize the Board of Directors, at any time prior to the next annual meeting of shareholders, to amend the Company’s Articles of Incorporation to effect a combination of the Company’s issued and outstanding Common Stock using the ratio x:1, with x equaling five, ten, twenty, or thirty, which number shall be chosen by the Board of Directors in its discretion (the “Reverse Split”); and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered (any one of them acting alone), in the name of and on behalf of the Company, to procure any authorizations or approvals or to do or cause to be done all such acts or things and to sign and deliver or cause to be signed and delivered, all such documents, including but not limited to, an amendment to the Articles of Incorporation, stock certificates, federal and state securities forms, filings, applications or other documents, with such amendments, additions and other modifications thereto, as such officer may deem appropriate, which shall be deemed conclusively evidenced by the execution and delivery thereof, and to carry out and fully perform the terms and provisions of such documents in order to carry into effect the foregoing resolutions and to fully effect the transactions contemplated in such resolutions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AUTHORIZATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Comment 6.

Proposal 4, page 27

Please provide an illustrative chart indicating the impact of the proposed forward stock split on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also disclose whether you currently have sufficient authorized shares to effectuate the forward stock split.

Response 6.    We are revising our disclosure to the following:

PROPOSAL #4 - APPROVAL OF AMENDMENT TO AUTHORIZE A FORWARD SPLIT OF OUR COMMON STOCK.

The Company’s shareholders are being asked to authorize the Board of Directors, in its discretion, to amend the Company’s Articles of Incorporation to effect a “forward split” of its issued and outstanding Common Stock (the “Forward Split”) at any time prior to the next annual meeting of shareholders. By approving this proposal, the Board of Directors will be empowered to forward split the Company’s Common Stock in the ratio of two shares for each one outstanding share.

Reasons for the Forward Split

The Company believes that under certain circumstances the increase in the number of shares of Common Stock outstanding may make it more attractive to potential merger or acquisition candidates and may enhance its ability to raise capital through the financial markets.

There can be no assurance that the market price of the Common Stock immediately after the Forward Split will be maintained for any period of time, or that the market price of the Common Stock after the proposed Forward Split will exceed the current market price.

Effectiveness of the Forward Stock Split and Mechanism for Share Exchange

If the Forward Split is approved by the shareholders and effected by the Board of Directors, the Board of Directors will fix a record date for determination of shares subject to the Forward Split. As of the date of this Proxy Statement, the Board of Directors has not fixed a record date for the Forward Split.

The following table illustrates the principal effects of the Forward Split on the Common Stock:

	Shares Outstanding	Approximate number of	Approximate number of	Product of Reverse Split
	As of	Shares Outstanding	Shares Available for	Ratio and
Ratio	May 12, 2006	After Forward Reverse Split	future issuance After	Market Price as of
		(1)	Reverse Stock Split	5/12/2006 ($0.02 per share)

One for two	445,328,774	890,657,548	0	$0.01

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

	Shares Reserved	Approximate number of
	for Issuanance	Shares Reserved
Ratio	as of	After Forward Split
	May 12, 2006	(1)

One for two	269,882,439	539,764,878

(1) Assumes the Effective Time occurred on the date of this proxy statement. Currently the Company only has 800,000,000 common shares authorized and does not have enough authorized shares to effectuate a Forward Stock Split.

If approved by the shareholders, the Forward Split would become effective with the filing of an amendment to the Company’s Articles of Incorporation with the Nevada Secretary of State on any date selected by the Board of Directors, on or prior to the Company’s next annual meeting of shareholders. However, the Board of Directors reserves the right, even after shareholder approval, to forego or postpone filing the amendment if such action is determined not to be in the best interests of the Company and its shareholders. At our last annual meeting, the Board sought approval for a Forward Split and determined that a split was not in the best interests of the Company and its shareholders prior to this year’s Annual Meeting and the shareholders previous authorization will lapse. If the Forward Split is not implemented by the Board of Directors and effected by the next annual meeting of shareholders, the authority to file the amendment and effect the forward split again will lapse. In such case, the Board of Directors will again seek shareholder approval at a future date for a forward stock split if it deems it to be advisable at that time. A proposed “form” of amendment is attached hereto as Appendix B.

If the Forward Split is approved and the Board of Directors elects to effect the Forward Split, then each share of Common Stock outstanding as of the record date chosen for the Forward Split will immediately and automatically be changed, as of the effective date of the amendment. If the Board of Directors approves the Forward Split, than each share of outstanding Common Stock will automatically be changed, as of the effective date of the Amendment, into two shares of Common Stock. In addition, proportional adjustments will be made to the maximum number of shares issuable under the Company’s equity plans, as well as the number of shares issuable upon exercise and the exercise price of the Company’s outstanding options and conversion of the Company’s Series A Stock and Series B Stock.

Management does not anticipate that the Company’s financial condition, the percentage ownership of management, the number of our shareholders, or any aspect of the Company’s business will materially change as a result of the Forward Split. Because the Forward Split will apply to all issued and outstanding shares of Common Stock and outstanding rights to purchase Common Stock or to convert other securities into Common Stock, the proposed Forward Split will not alter the relative rights and preferences of existing shareholders.

Provided that the Forward Split is approved by the shareholders and the Board of Directors fixes a record date and effects the Forward Split, then it will notify each holder of record with instructions for the surrender and exchange of certificates.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Based on the foregoing discussion, the Board of Directors requests that shareholders approve the following resolutions in connection with the proposed Forward Split:

RESOLVED, that the shareholders of the Company hereby authorize the Board of Directors, at any time prior to the next annual meeting of shareholders, to amend the Company’s Articles of Incorporation to effect a combination of the Company’s issued and outstanding Common Stock using the ratio 1:2, and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered (any one of them acting alone), in the name of and on behalf of the Company, to procure any authorizations or approvals or to do or cause to be done all such acts or things and to sign and deliver or cause to be signed and delivered, all such documents, including but not limited to, an amendment to the Articles of Incorporation, stock certificates, federal and state securities forms, filings, applications or other documents, with such amendments, additions and other modifications thereto, as such officer may deem appropriate, which shall be deemed conclusively evidenced by the execution and delivery thereof, and to carry out and fully perform the terms and provisions of such documents in order to carry into effect the foregoing resolutions and to fully effect the transactions contemplated in such resolutions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AUTHORIZATION TO EFFECT A FORWARD STOCK SPLIT OF THE COMPANY’S COMMON STOCK.

Thank you for your time and effort in reviewing our financial disclosures. We believe working with you and your staff improves our public reporting.

Sincerely,

Ronald S. Bass
Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 17, 2006	By:	/s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: May 17, 2006	By:	/s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated May 17, 2006